Exhibit 99.1

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel:	604.661.9400
Fax:	604.661.9401

September 28, 2011

To:	All Applicable Commissions & Exchanges

Dear Sirs:

Subject:	NORTHGATE MINERALS CORPORATION

We confirm that the following material was sent by pre-paid mail on September 27th, 2011 to the registered shareholders, plan holders, and option holders of Common shares of the subject Corporation:

A	Notice of Special Meeting of Shareholders/Information Circular

B	Form of Proxy – Registered Shareholders

C	Voting Instruction Form – Plans Holders

D	Letter of Transmittal

E	Security Return Envelope

F	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with exception of Broadridge Canada and Broadridge US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Russell Cheung”
Mailing Specialist
Stock Transfer, Client Services
Telephone:	604.661.9417
Fax:	604.661.9401